VIRTU FINANCIAL, INC.

July 19, 2017

Aranda Investments Pte. Ltd.
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891

Re:          Project Orchestra

Dear Sirs:

Reference is made to the Investment Agreement (the “Agreement”), dated as of April 20, 2017, by and between Virtu Financial, Inc., a Delaware corporation (the “Company”), and Aranda Investments Pte. Ltd., a Singapore private limited company (the “Purchaser”), as the same may be amended from time to time. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

Notwithstanding anything to the contrary in the Agreement, including in Section 1.1 thereof, the Company and the Purchaser hereby agree that, on the terms and subject to the conditions in the Agreement, on the Closing Date, the Company agrees to sell and issue to the Purchaser, and the Purchaser agrees to purchase from the Company 6,346,155 shares of Class A Common Stock, free and clear of any Liens (other than restrictions arising under applicable securities Laws), at a purchase price of $15.60 per share of Class A Common Stock.   Notwithstanding anything to the contrary in the Agreement, the Company and the Purchaser hereby further agree that, subject only to the satisfaction of the conditions set forth in paragraph five of this letter agreement, on the date that is 5 business days following the receipt by the Purchaser of the approval contemplated by Item 6 of Schedule 2.2(b) to the Agreement (the “Second Closing Date”), the Company agrees to sell and issue to the Purchaser, and the Purchaser agrees to purchase from the Company 1,666,666 shares of Class A Common Stock, free and clear of any Liens (other than restrictions arising under applicable securities Laws), at a purchase price of $15.60 per share of Class A Common Stock (the “Second Purchase Price”).  The closing of the purchase and sale by the Purchaser of the Class A Common Stock referred to in the previous sentence pursuant to this letter agreement (the “Second Closing”) shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 am New York time on the Second Closing Date.

Notwithstanding anything to the contrary in the Agreement, the Company and the Purchaser hereby agree that, if the Second Closing has not occurred on or before October 6, 2017, (i) neither the Company nor the Purchaser shall be obligated to consummate the Second Closing and (ii) the Company and the Purchaser will discuss in good faith possible alternative investment arrangements.

Aranda Investments Pte. Ltd.
July 19, 2017

At the Second Closing, the Purchaser will be entitled to offset against the Second Purchase Price expenses to which it is entitled pursuant to Section 6.1 of the Agreement.  In no event shall the Purchaser be entitled to expense reimbursement pursuant to Section 6.1 of the Agreement that exceeds $1,250,000 in the aggregate. The parties hereto agree that references in Section 1.2(b) of the Agreement to the Closing and the Closing Date shall be deemed to be references to the Second Closing and the Second Closing Date for purposes of the Second Closing and that references to the Purchase Price in Section 1.2(b)(2) of the Agreement shall be deemed to refer to the pro rata portion of the Purchase Price payable in respect of the number of shares of Class A Common Stock being purchased on the Closing Date or the Second Closing Date, as applicable.

The parties hereto agree that the obligation of the Purchaser, on the one hand, and the Company, on the other hand, to effect the Second Closing is subject to the satisfaction or written waiver by the Purchaser and the Company of the following condition: no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Entity, and no Law shall be in effect restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Second Closing.

Please acknowledge and indicate your agreement to the foregoing arrangements by countersigning this letter agreement and returning a copy to the undersigned.

Notwithstanding anything to the contrary in the Agreement, in the event of any conflict between this letter agreement and the Agreement, the terms of this letter agreement shall prevail and govern with respect to the matters addressed herein.  Except as specifically addressed by this letter agreement, the Agreement is and shall remain in full force and effect.

This letter agreement will be governed by and construed in accordance with the laws of the State of New York (except to the extent that mandatory provisions of Delaware law are applicable).  For the convenience of the parties hereto, this letter agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.  Executed signature pages to this letter agreement may be delivered by facsimile or other means of electronic transmission and such facsimiles or other means of electronic transmission will be deemed as sufficient as if actual signature pages had been delivered.  The provisions of Sections 6.1, 6.2, 6.4, 6.5, 6.6, 6.8, 6.9, 6.11 through 6.15, and 6.18 of the Agreement are hereby incorporated into this letter agreement mutatis mutandis.

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Very truly yours,

VIRTU FINANCIAL, INC.

		By:	/s/ Douglas A. Cifu
		Name:	Douglas A. Cifu
		Title:	Chief Executive Officer

Acknowledged and Agreed:

ARANDA INVESTMENTS PTE. LTD.

By:	Png Chin Yee
Name:	PNG CHIN YEE
Title:	AUTHORIZED SIGNATORY